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May 12, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: RiverSource Life Insurance Company ("Company") on behalf of RiverSource
    Variable Annuity Account ("Registrant")
    Post-Effective Amendment No. 11 on Form N-4
    File Nos. 333-139762 and 811-07195
       RiverSource(R) Builder Select Variable Annuity
       RiverSource(R) Signature One Select Variable Annuity

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No. 11("Amendment No. 11") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement prospectuses for RiverSource Builder Select Variable Annuity and RiverSource Signature One Select Variable Annuity. The supplement discloses enhanced version of the guaranteed lifetime withdrawal benefit riders - SecureSource Stages 2SM riders, which will be offered for contracts purchased on or after July 19, 2010. The new Single and Joint Guaranteed lifetime withdrawal benefit riders are similar to our current living benefit riders being sold, but some features have been modified.

The prospectuses relating to the above-listed variable annuity filed with Registrant's Post-Effective Amendment No.10 to Registration Statement No.333-139762 and combined Statement of Additional Information filed with Post-Effective Amendment No. 8 to Registration Statement No.333-139760 on or about April 28, 2010 are incorporated by reference to this Amendment No. 11.

If you have any questions regarding this filing, please contact me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary